Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

September 23, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D. C. 20549

Re:

Bio Lab Naturals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 14, 2020

File No. 333-239640

Dear Commission,

In response to the Commission’s letter dated August 27, 2020 in the matter referenced above, an Amendment No. 2 to Registration Statement on Form S-1 has been filed on the EDGAR system. Below please find the following corresponding answers addressed in the amendment:

Amendment No. 1 to Registration Statement on Form S-1, filed August 14, 2020

Risk Factors Related to our Business

"COVID-19 Effects on the Economy may negatively . . ." , page 5

1. We note your response to comment 9, but it is not completely responsive to our comment. Please amend your risk factor disclosure to describe the risks to your business, specifically. In this regard, we note your disclosure on page 23 that "COVID-19 has reduced [y]our historical revenues by 100%. The bans on events and gatherings are very material to [y]our sources and use of funds. [Yo]ur reduced cash flows from operations has materially impacted [y]our growth aspirations." We also note your disclosure on page 26 that "the continuation of COVID-19 prohibitions will continue to raise substantial doubt about [y]our ability to grow, maintain and expand [y]our business and generate revenues."

Response: Please see additional language added to the risk factor on page 13.

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Item 11. Information with respect to the Registrant

a. Description of Business

Our Business

Summary, page 20

2. We note your response to comment 5, including your amended disclosure that you currently have a firm commitment for one event. Please briefly describe the terms of this commitment, including the amount of the commitment, contingencies or terms related to termination, etc. Please disclose, if applicable, whether stay at home orders related to COVID-19 could impact this future commitment.

Response: Relative to your comment, please see language on page 21 reflecting that the event was realized by our Company during the period ended August 31, 2020 and as such disclosed.

Screens, page 20

3. We note your response to comment 7 and your amended disclosure that "Prime Time Live, Inc. offers three different screen sizes. The 30' x 18' mobile LED screen that is installed inside a 53 ft. trailer, a 15' x 8' and an 8' x 5' mobile LED screen that is towed by a mid-size SUV. [You] currently own one 30' x 18' screen that has a life time use of 50,000 hours of which 2,500 hours have been used as well as one 8’ x 5’ mobile LED screen that is new with no hours." If Prime Time Live offers three different screen sizes, please clarify why you do not currently own the 15' x 8' screen, and whether you have any current plans to acquire this screen. If you currently own a 15' x 8' screen, please disclose the age of this screen and its life expectancy.

Response: Language has been removed relative to the 15’ x 8’ screen on page 21.

Item 15. Recent Sales of Unregistered Securities

Shares Issued in Private Placement Offering, page 50

4. We note your response to comment 14, and your amended disclosure on page 50. Please disclose the date of sale of the relevant securities, and clarify whether this private placement is ongoing. See item 701 of Regulation S-K.

Response: Please see the dates of the sale of the various securities and reference to termination of private placement on page 49.

Report of Independent Registered Public Accounting Firm, page F-38

5. We note that the format and components of the audit opinion provided do not appear to conform to the requirements outlined within paragraphs 8 to 10 and 18 of PCAOB Auditing Standard 3101. Please explain why or request a revised audit opinion from your independent registered public accounting firm and revise your filing to include such conforming audit opinion. This comment also applies to the audit opinion of Prime Time Mobile Video Event Screens, LLC for the periods ending October 11, 2019, December 31, 2018, and December 31, 2017 on pages F-49 and F-58.

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Response: Please find enclosed newly issued opinion letters from our Independent Registered Public Accounting firm in conformity with PCAOB Auditing Standard 3101 relative to the audits of Prime Time Mobile Video Event Screens LLC as of and for the year ended December 31, 2018 and as of and for the period January 1, 2019 through October 11, 2019 and of Prime Time Live Inc as of and for the period September 17, 2019 through December 30, 2019.

Prime Time Live, Inc.

Financial Statements

Balance Sheet, page F-39

6. Please explain why financial statements of Prime Time Live, Inc. are presented as of December 31, 2019 since the entity, including its assets, were sold as of this date.

Response: Relative to your comment, please see the financial statements of Prime Time Live, Inc. are now presented as of and for the period September 17, 2019 (Inception) through December 30, 2019 (“PTL”) in conformity with Topic 2030.4 of the FRM where there will be no gap between the pre-acquisition audited financial statements of PTL period of December 30, 2019 and the post-acquisition audited financial statements of Bio Lab Naturals, Inc. and subsidiary for the period July 1, 2019 through December 31, 2019.

General

7. We note your response to comment 18, and your amended disclosure on page iii that "[yo]ur security holders may sell their securities on the OTC Pink at a fixed price as shown, unless and until [you] achieve OTCQB listing and maintain such listing after which time [y]our selling shareholders may sell at market prices or at any price in privately negotiated transactions." Please amend your disclosure to clarify the fixed price at which you will sell your shares, unless and until you are quoted on the OTCQB.

Response: Please see additional language added to page iii and page 14 responsive to this comment.

We hope these amendments meet with your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

Attorney at Law

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